

THE WORLD'S FIRST
AI EDU PLATFORM FOR
STUDENT ENGAGEMENT

www.skygoal.education

Sai Krishna Musunuru · 3rd

Looking for Angel Investors | Technology innovations in Ed-tech solutions | CEO at SkyGoal

Talks about #tech, #edutech, #startup, #aiforbusiness, and #machinelearning

Andhra Pradesh, India · Contact info

1,033 followers · **500+** connections

SkyGoal Inc.

Jawaharlal Nehru Technological University, Kakinada

Experience



SkyGoal Inc.
3 yrs 5 mos

Chief Executive Officer
Full-time
Sep 2018 – Present · 3 yrs 5 mos
India

Co-Founder
Sep 2018 – Present · 3 yrs 5 mos

Sky Goal® is a technology innovation organization focused on the design and development of Ed-tech solutions. At Sky Goal®, we recognize the rush to reach of education concepts and all our efforts are focused on enabling that future, in the fastest and effective way possible.
The Sky Goal® team of engineers, with vast expertise in application development, ' ...see more



Technical Consultant
VISION AID FOUNDATION
Nov 2019 – Jul 2021 · 1 yr 9 mos
remote



Application Developer
Freelancer
Jan 2016 – Dec 2018 · 3 yrs
India

Education



Jawaharlal Nehru Technological University, Kakinada
Bachelor's Degree, computer science and engineering
2016 – 2020
Activities and Societies: ACCESS



BOARD OF INTERMEDIATE EDUCATION
Other, M. P. C
2014 – 2016



Z. P. H. S
Secondary School, science
2013 – 2014
Activities and Societies: SCHOOL PEOPLE LEADER

Licenses & certifications



Building AI Powered Chatbots Without Programming by IBM on Coursera
IBM
Issued Dec 2019 · No Expiration Date
Credential ID XJ3KB9RMYKAS

See credential

Open source Tools For Data science By IBM on Coursera (96%)
IBM
Issued Jan 2019 · No Expiration Date
Credential ID YWL3X5AEVQGL

See credential



Blockchain Basics
Coursera
Issued Dec 2018 · No Expiration Date
Credential ID 5YG8QNCT7KV9

See credential

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Volunteer experience

Project Outreach Intern
AP Janmabhoomi
May 2018 – Jun 2018 · 2 mos
Education

Played a vital role in connecting Nri's to the Apjanmabhoomi initiative and worked directly with Mandal-level government officers.